SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 2)


                                  Benihana Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    082047101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 12, 2008
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  082047101
           ---------------------


1. NAME OF REPORTING PERSONS

     Dane Andreeff

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

     0

6. SHARED VOTING POWER

     743,418

7. SOLE DISPOSITIVE POWER

     0

8. SHARED DISPOSITIVE POWER

     743,418

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     743,418

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.1%

12. TYPE OF REPORTING PERSON

     IN, HC

--------------------------------------------------------------------------------

CUSIP No.  082047101
           ---------------------


1. NAME OF REPORTING PERSONS

     Andreeff Equity Advisors, L.L.C.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

     0

6. SHARED VOTING POWER

     743,418

7. SOLE DISPOSITIVE POWER

     0

8. SHARED DISPOSITIVE POWER

     743,418

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     743,418

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [-]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.1%

12. TYPE OF REPORTING PERSON

     PN, IA

--------------------------------------------------------------------------------

CUSIP No.  082047101
           ---------------------


1. NAME OF REPORTING PERSONS

     Maple Leaf Capital I, L.L.C.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

     0

6. SHARED VOTING POWER

     397,555

7. SOLE DISPOSITIVE POWER

     0

8. SHARED DISPOSITIVE POWER

     397,555

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     397,555

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.5%

12. TYPE OF REPORTING PERSON

     PN, HC

--------------------------------------------------------------------------------

CUSIP No.  082047101
           ---------------------


Item 1(a).  Name of Issuer:


            Benihana Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:




            Benihana Inc., 85 NW 53rd Terrace, Miami FL 33166
            --------------------------------------------------------------------


Item 2(a).  Name of Persons Filing:

            Dane Andreeff
            Andreeff Equity Advisors, L.L.C.
            Maple Leaf Capital I, L.L.C.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            140 East St. Lucia Lane
            Santa Rosa Beach, FL 32459
            --------------------------------------------------------------------

Item 2(c).  Citizenship:


            Dane Andreeff -- Canada
            Andreeff Equity Advisors, L.L.C.  - Delaware
            Maple Leaf Capital I, L.L.C.  - Delaware
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


            Common Stock
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


            082047101
            --------------------------------------------------------------------


Item 3.     If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or
            (c) check whether the person filing is:    One of the following
            Not applicable.

Item 4.     Ownership.

     The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) to this Schedule 13G is hereby incorporated by reference.

            --------------------------------------------------------------------


Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

            --------------------------------------------------------------------

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


            --------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Mr. Andreeff is the Managing Member of Andreeff Equity Advisors, L.L.C. ("AEA") and Maple Leaf Capital I, L.L.C. ("Capital"). AEA is the Investment Adviser and Capital is the General Partner of Maple Leaf Partners, L.P., which owns more than 5% of the issuer's securities. AEA is the Investment Adviser and Capital is the General Partner of the following limited partnerships, each of which owns less than 5% of the issuer's securities:

                  (i)   Maple Leaf Partners I, L.P.
                  (ii)  Maple Leaf Discovery, L.P.
                  (iii) Maple Leaf Discovery I, L.P.

            AEA is the Investment Adviser and Mr. Andreeff is the Director of Maple Leaf Offshore, Ltd., which owns more than 5% of the issuer's securities. AEA is the Investment Adviser and Mr. Andreeff is the Director of Maple Leaf Discovery Offshore, Ltd., which owns less than 5% of the issuer's securities.

            --------------------------------------------------------------------

Item 8.     Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.


            --------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.


            --------------------------------------------------------------------

Item 10.   Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                      August 18, 2008
                                        ----------------------------------------
                                                        (Date)


                                               /s/ Dane Andreeff
                                                -----------------------
                                                   Dane Andreeff *

                                              Andreeff Equity Advisors, L.L.C. *

                                                   By:  /s/ Dane Andreeff
                                                       -------------------------
                                                   Name:  Dane Andreeff
                                                   Title: Managing Member


                                               Maple Leaf Capital I, L.L.C.*

                                               By:  /s/ Dane Andreeff
                                                    ----------------------------
                                               Name: Dane Andreeff
                                              Title: Managing Member

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).